Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

Beau Yanoshik
+1.202.373.6133
beau.yanoshik@morganlewis.com

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

June 9, 2015

Re:	Montage Managers Trust (the “Trust”)
File Nos. 333-201441 and 811-23023

Dear Ms. Dubey:

This letter responds to comments you provided in a telephone conversation with me on May 19, 2015, with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A.  Pre-Effective Amendment No. 1 was filed on May 6, 2015 and included disclosure with respect to the Trust’s initial series, the Tortoise North American Pipeline Fund (the “Fund”).

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Trust, are provided below.  All page references refer to the pages in Pre-Effective Amendment No. 1.  Capitalized terms not defined herein should be given the meaning provided in Pre-Effective Amendment No. 1.

1.	Comment: With respect to the Palmer Square CLO Debt Fund and Palmer Square CLO Senior Debt Fund, which were included in the Trust’s initial registration statement but not in Pre-Effective Amendment No. 1, please mark each of these Funds as inactive on EDGAR.

Response:   The Palmer Square CLO Debt Fund and Palmer Square CLO Senior Debt Fund have been marked as inactive on EDGAR.

2.	Comment: In the “Tax Information” section on page 7 of the prospectus, please remove the following sentence as it is not specifically required by Form N-1A: “A portion of distributions from the Fund may be treated as a return of capital for tax purposes.” Please include disclosure in the “Principal Investment Strategies” section explaining how investments in the Fund may result in return of capital distributions. In addition, please include a discussion of return of capital risk (i.e., that although a return of capital distribution is not taxable upon receipt, the distribution has the effect of reducing a shareholder’s basis in shares of the Fund which will result in the shareholder paying more taxes upon sale of the shares than if there was no return of capital).

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Anu Dubey
June 9, 2015

Response:   The sentence has been removed from the “Tax Information” section on page 7 of the prospectus as requested.
The Adviser does not expect return of capital distributions to occur on a regular basis and therefore disclosure has not been added to the “Principal Investment Strategies” section.  The following, however, has been added to the “Additional Investment Strategies” section:

As a result of its investments, the Fund’s distributions for any taxable year may exceed its earnings and profits, as determined for U.S. federal income tax purposes.  Fund distributions, if any, for a taxable year that exceed its earnings and profits may be treated as a return of capital to shareholders.  A return of capital distribution to a shareholder generally will not be taxable but will reduce the shareholder’s tax basis in the Fund’s shares, which will result in a higher capital gain or lower capital loss when the Fund’s shares are sold.  After a shareholder’s basis in the Fund’s shares has been reduced to zero, distributions in excess of earnings and profits to the shareholder will be treated as gain from the sale of the shares.

3.	Comment: In the “Portfolio Manager” section on page 20 of the prospectus and page 26 of the SAI, please revise the disclosure to note the portfolio manager is “primarily” responsible for the day-to-day management of the Fund.

Response:   The disclosure has been revised as follows:

Matthew Weglarz, CFA is primarily responsible for the day-to-day management of the Fund and has served as portfolio manager for the Fund since its inception.

4.	Comment: With respect to the definition of Pipeline Companies in the “Principal Investment Strategies” section of the prospectus:

a.	Please confirm if there is a specific standard industrial classification (“SIC”) system code for the energy pipeline industry. If not, please provide examples of the SIC system codes considered by this part of the definition.

b.	Please revise the phrase “other complementary energy storage and transportation assets” to reflect that these are related to energy pipelines.

Anu Dubey
June 9, 2015

Response:   The definition of Pipeline Companies has been revised as follows:

A Pipeline Company is defined as a company that either 1) has been assigned a standard industrial classification ("SIC") system code that indicates the company ~~and~~ operates in the energy pipeline industry ~~as defined by the SIC system~~ or 2) has at least 50% of its assets, cash flow or revenue associated with the operation or ownership of energy pipelines ~~and other directly related midstream energy storage and transportation assets that are integral to the operation of pipelines~~.

There is not one specific SIC system code for the energy pipeline industry.  Examples of the SIC system codes considered by the definition of Pipeline Companies include: 4612 - Crude Petroleum Pipelines; 4613 - Refined Petroleum Pipelines; 4619 - Pipelines, Not Elsewhere Classified; 4922 - Natural Gas Transmission; and 4924 - Natural Gas Distribution.

5.	Comment: Please include a statement in the “Principal Investment Strategies” section of the prospectus explaining that a company must be a Pipeline Company to be included in the Index.

Response:   The first sentence of the second paragraph of the “Principal Investment Strategies” section of the prospectus has been revised as follows:

To be included in the Underlying Index, a company must be a Pipeline Company that is ~~must be~~ organized and has ~~have~~ its principal place of business in the United States or Canada (such Pipeline Companies are collectively referred to in this prospectus as “North American Pipeline Companies”) and is ~~must be~~ listed on the New York Stock Exchange, NASDAQ, NYSE MKT or Toronto Stock Exchange.

6.	Comment: In the “Additional Investment Strategies” section of the prospectus, please revise the parenthetical in the following sentence to clarify that the Fund meets its 80% test by investing in investments included in the Underlying Index.

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Fund’s Underlying Index).

Response:   The disclosure has been revised as follows:

Anu Dubey
June 9, 2015

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., North American Pipeline Companies ~~investments connoted by the Fund’s Underlying Index~~).

7.	Comment: In the “Fund Management” section of the prospectus, please include the investment management experience of Tortoise Index Solutions, LLC (the “Adviser”).

Response:   The “Fund Management” section has been supplemented as noted below.  In addition, the discussion of “New Fund Risk” in the “Principal Risks” and “Additional Principal Risk Information” sections of the prospectus have been renamed “New Fund and Adviser Risk” and revised accordingly.

The Adviser is a Delaware limited liability company and a registered investment adviser.   The Adviser is newly formed and, therefore, has no prior investment management experience.  The Adviser is affiliated with Tortoise Capital Advisors, L.L.C. (“Tortoise Capital”), a registered investment advisor specializing in actively managed listed energy investing, with approximately $18.5 billion in assets under management as of April 30, 2015.

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The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Anu Dubey
June 9, 2015

We hope that the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Michael Glazer
Christopher D. Menconi